AB 3/12

09059812

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32954

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Birchwood Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 Market Street
(No. and Street)

Philadelphia	PA	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Cirenza 215-496-5553
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pirolli, James G.
(Name – *if individual, state last, first, middle name*)

207 Buck Road, Suite 1C	Holland	PA	18966
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 05 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/24

OATH OR AFFIRMATION

I, John Cirenza, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Birchwood Securities Corporation, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Sworn to and subscribed before me this 26th day of FEB 2009

Signature

PRESIDENT

Title

Patricia A Kandel

Notary Public

PATRICIA A. KANDEL

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
PATRICIA A. KANDEL, Notary Public
City of Philadelphia, Phila. County
My Commission Expires January 19, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17A-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BIRCHWOOD SECURITIES CORPORATION
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

TABLE OF CONTENTS

	Page
Independent Auditor's Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-7
Additional Information	
Computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission – Schedule I	8-9
Exemptive provisions under Rule 15c3-3 of the Securities and Exchange Commission – Schedule II	10
Independent Auditor's Report on Internal Control Structure Required by SEC Rule17A-5	11-12

JAMES G. PIROLLI
CERTIFIED PUBLIC ACCOUNTANT

TEL (215) 364-8016
FAX (215) 364-6381

207 BUCK ROAD • SUITE 1C
HOLLAND, PENNSYLVANIA 18966

INDEPENDENT AUDITOR'S REPORT

To the Shareholder and President
Birchwood Securities Corporation
Philadelphia, Pennsylvania

I have audited the accompanying statement of financial condition of Birchwood Securities Corporation (a New Jersey corporation) as of December 31, 2008, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Birchwood Securities Corporation as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

James G. Pirolli

February 12, 2009

BIRCHWOOD SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash	$116,876
Deposit with clearing organization	75,000
Receivables from clearing organization	232,005
Receivables from brokers and dealers	56,562
Property and equipment - at cost, less accumulated depreciation of $11,307	6,047
Securities owned	1,199
Loans receivable	11,000
	$498,689

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses		$ 21,591
Stockholder's equity		
Common Stock – authorized, issued and outstanding, 1,000 shares, $.01 par value	$100,000	
Additional paid in capital	473,658	
Accumulated deficit	(96,560)	
		477,098
		$498,689

The accompanying notes are an integral part of this statement.

BIRCHWOOD SECURITIES CORPORATION

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUE		
Commissions		$221,154
Other		2,895
Total Revenue		224,049
EXPENSES		
Officers and employee compensation and benefits	$ 23,477	
Floor brokerage, exchange and clearance fees	22,928	
Commission expense	109,230	
Occupancy	7,179	
Professional fees	36,261	
Quotes and research	2,461	
Telephone	4,394	
Other expenses	79,014	
Total Expenses		284,944
Net loss		$ (60,895)

The accompanying notes are an integral part of this statement.

BIRCHWOOD SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid In Capital	Accumulated Earnings (Deficit)	Total
Balance, January 1, 2008	$100,000	$453,658	$ (35,665)	$517,993
Net loss for the year	-	-	(60,895)	(60,895)
Contributions to capital	-	20,000	-	20,000
Balance, December 31, 2008	$100,000	$473,658	$ (96,560)	$477,098

The accompanying notes are an integral part of this statement.

BIRCHWOOD SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (60,895)
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	3,574
(Increase) decrease in	
Receivable from clearing organization	(17,733)
Receivables from other brokers	5,382
Securities owned	41,610
Increase (decrease) in	
Accounts payable and accrued expenses	(10,160)
Net cash used by operating activities	(38,222)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	(1,373)
Net cash used by investing activities	(1,373)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	20,000
Net cash provided by financing activities	20,000
Net decrease in cash	(19,595)
Cash at beginning of year	136,471
Cash at end of year	$116,876

The accompanying notes are an integral part of this statement.

(1) NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Birchwood Securities Corporation ("the Company") is a broker-dealer registered with the United States Securities and Exchange Commission pursuant to Section 15 of the Securities Exchange Act of 1934, and a member of the NASDAQ OMX PHLX (formerly the Philadelphia Stock Exchange). Additionally, the Company is registered as a broker-dealer with the Commonwealth of Pennsylvania Securities Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company transacts business in equities and options as a member of the NASDAQ OMX PHLX.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America and reflect practices appropriate to the industry in which the Company operates.

Securities Transaction

Customers' securities transactions are recorded on a settlement date basis. Receivables from, and payable to, clearing agents represent balances arising from transaction fees from executions.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash and cash equivalents.

Property and Equipment

Acquisitions of property and equipment in excess of $1,000 are capitalized. Property and equipment are carried at cost or, if donated, at the approximate fair value at the date of donation. Depreciation is computed using the straight-line method.

Commissions

The Company generates commissions from executing and clearing client transactions on stock and options markets. These commissions are recorded on a settlement date basis in the statement of operations which approximates the commissions earned on a trade date basis.

Income Taxes

On March 1, 1986, the Company filed an election with the Internal Revenue Service and the Commonwealth of Pennsylvania to be treated as an "S" Corporation. Under "S" Corporation status, the income and related tax liability will pass through directly to the stockholder.

(2) OPERATING LEASE COMMITMENTS

The Company leases its floor space on the NASDAQ OMX PHLX and certain office equipment under noncancellable operating leases. The lease is automatically renewed at December 31, for a period of one year.

Rental expense for the year ended December 31, 2008 was $7,179.

(3) NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. Minimum net capital must be at least $250,000. At December 31, 2008, the Company's "aggregate indebtedness" and "net capital" (as defined) were $21,591 and $410,078, respectively, and its aggregate indebtedness to net capital ratio was 5.3 to 1.0.

The Company is exempt from both the computation of reserve requirements (Rule 15c3-3) and the possession or control requirements (Rule 15c3-3, Exhibit A) because it does not carry security accounts for customers or perform custodial functions relating to customer securities.

Schedule I

BIRCHWOOD SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

SUPPLEMENTARY INFORMATION REQUIRED UNDER RULE 15C3-1

DECEMBER 31, 2008

NET CAPITAL

Total stockholder's equity		$477,098
Less nonallowable assets:		
Receivables	47,648	
Property and equipment	6,047	
Loans receivable	11,000	
Total nonallowable assets		(64,695)
Net capital before haircuts on securities		412,403
Less haircuts on securities		(2,325)
Net capital		$410,078

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$ 21,591
Total aggregate indebtedness	$ 21,591

BIRCHWOOD SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

SUPPLEMENTARY INFORMATION REQUIRED UNDER RULE 15C3-1

DECEMBER 31, 2008

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$250,000
Excess net capital at 1500%	$157,078
Excess net capital at 1000%	$561,997
Ratio of aggregate indebtedness to net capital	5.3 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2008)

Net capital as reported in Company's Form X-17A-5, Part II (unaudited)	$406,760
Auditor's adjustments to cash balance	3,453
Auditor's adjustment to haircut computation	(135)
Net capital	$410,078

BIRCHWOOD SECURITIES CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE

SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2008

Birchwood Securities Corporation claims an exemption from Rule 15c3-3 based on Section 15c3-3 (k)(2)(ii) who, as a broker or dealer who conducts business solely on a proprietary basis, does not receive or hold customers' funds and securities. Birchwood Securities Corporation clears all of its trading activities through Stock Clearing Corporation of Philadelphia and through Pershing, an affiliate of the Bank of New York Mellon.

INFORMATION RELATING TO POSSESSION

OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE

SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2008

Birchwood Securities Corporation claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who, as a broker or dealer who conducts business solely on a proprietary basis, does not receive or hold customer funds and securities.

JAMES G. PIROLLI
CERTIFIED PUBLIC ACCOUNTANT

TEL (215) 364-8016
FAX (215) 364-6381

207 BUCK ROAD • SUITE 1C
HOLLAND, PENNSYLVANIA 18966

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
STRUCTURE REQUIRED BY SEC RULE 17A-5

To the Member
Birchwood Securities Corporation
Philadelphia, Pennsylvania

In planning and performing my audit of the financial statements of Birchwood Securities Corporation (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17-a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that I considered relevant to the objectives stated in the rule 17-a-5(g) in the following (as appropriate):

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of difference required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, NASDAQ OMX PHLX, and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 12, 2009

BIRCHWOOD SECURITIES CORPORATION
FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION
AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2008
WITH REPORT AND SUPPLEMENTARY REPORT
OF INDEPENDENT AUDITOR